Filed by Deutsche Telekom AG
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: T-Online International AG
Exchange Act File Number 82-5125

Not to be released until: 09. October 2004, 15.30 p.m.

—The spoken word shall prevail—

Dr. Karl-Gerhard Eick
CFO, Deutsche Telekom AG

Press Conference
Bonn, 9.10.2004

Chart 1: Transaction Structure. Key Elements and Underlying Rationale.

        Before I explain in more detail the specific transaction steps described briefly by Kai, I would like to provide a short overview of the entire transaction and a few of the important legal aspects.

        Deutsche Telekom plans to effect a merger of T-Online into Deutsche Telekom via a statutory merger for shares, known as a "Verschmelzung", under the German Transformation Act, which will result in an exchange by T-Online shareholders of their T-Online shares for Deutsche Telekom shares.

        The fundamental reasons for this structure are the following:

        A statutory merger is the only structure that provides certainty for Deutsche Telekom of obtaining 100% ownership of the T-Online business and full operational and strategic integration of T-Online's operations.

        A statutory merger according to the German Transformation Act is part of the "corporate toolbox" which German legislation provides for this type of transaction with a clearly defined process and timeline that is established in the German legal system and that is well known to the international financial community.

        This structure is particularly appropriate for us, given our current 74% ownership of T-Online, since we can be highly confident that we will have 75% of the votes cast at the T-Online shareholders' meeting to effect the merger.

        We intend to repurchase our own shares during 2005 to the extent required to eliminate any increase in total shares outstanding as a result of the merger.

        We are fully aware that many T-Online shareholders will have a preference to sell their shares for cash rather than to wait for the completion of the merger and to exchange their T-Online shares for Deutsche Telekom shares. We are also aware that the limited float and liquidity of T-Online are not conducive to enabling T-Online shareholders to sell into an orderly market. In order to create additional liquidity and price certainty for T-Online shareholders, Deutsche Telekom will initiate a voluntary cash tender offer at EUR 8.99 per share, the Xetra closing price from yesterday. By the way, this price is in line with T-Online's average price of EUR 8.97 over the past six months.

Chart 2: Transaction Structure. Overview of German Statutory Merger Process.

        In accordance with German law, the share exchange ratio for the merger will reflect the respective values of Deutsche Telekom and T-Online. In order to determine these values, the appraiser will value the discounted future earnings of both companies in a so-called "Ertragswertgutachten" in accordance with the valuation guidelines known as IDW S1 published by the German Institute of Chartered Accountants—the "Institut der Wirtschaftsprüfer e.V." Both T-Online and we will mandate external auditors as valuation appraisers to support us in the determination of the company valuations and the resulting exchange ratios.

        We have already appointed KPMG as our appraiser and we expect T-Online to hire its own legal advisor and valuation appraiser to assist it in the merger process.

        As an initial step in this process, Deutsche Telekom's and T-Online's appraisers will value both companies on the basis of the IDW S1 discounted future earnings valuation methodology. The exchange ratio to be determined by the two companies will be based on these company valuations. Based on its preliminary discounted future earnings analysis performed in accordance with the valuation guidelines of IDW S1, KPMG has advised us that the exchange ratio derived by the IDW S1 methodology based on current expectations of future developments, will be below the exchange ratio currently implied by Deutsche Telekom and T-Online's respective market prices from the perspective of the T-Online shareholder.

        This exchange ratio will be an essential component of the merger agreement to be entered into by Deutsche Telekom and T-Online. We do not expect that the merger agreement, including the exchange ratio, to be available before January 2005. The exchange ratio as well as other agreements in the contract will, in addition, be reviewed by an independent court-appointed merger auditor ("Verschmelzungsprüfer") for their appropriateness for both shareholder groups.

        The last important step of the merger prior to effectiveness of the transaction will be the approval by the shareholders of T-Online and Deutsche Telekom, unless certain exceptions under the UmwG apply. Once these approvals have been received and the transaction has been registered in the relevant Commercial Registers, all T-Online shareholders at that point in time will receive Deutsche Telekom shares in return for their T-Online shares at the merger exchange ratio and become direct shareholders of Deutsche Telekom. Deutsche Telekom expects the merger to complete in the second half of 2005.

        As already mentioned, we intend to repurchase our own shares during 2005 to the extent required to eliminate any increase in the total number of shares outstanding as a result of the merger. The final exchange ratio and take-up rate of the voluntary tender offer will determine the number of Deutsche Telekom shares to be issued to T-Online shareholders. Therefore the final number of Deutsche Telekom shares to be repurchased can only be known once these facts are available.

        As mentioned already, the voluntary tender offer will be for a price of EUR 8.99.

        The voluntary tender offer period, following the legally required process, is expected to begin in mid to end November. The start is also dependent on the length of the required administrative approval process. We will provide further details at the time of the publication of the offer documents. We plan to have an offer period for the legally possible maximum of ten weeks in order to provide T-Online shareholders with the possibility to tender their shares following publication of the merger agreement and the exchange ratio.

Chart 3: Transaction Structure. Illustrative Financial Impact of Transaction

        Given the complex nature of the transaction, I would now like to take a couple of minutes to explain the financial impact of the transaction on Deutsche Telekom. Let me stress that, at this stage, this is for illustrative purposes only, as a number of the key determinants of the financial impact on Deutsche Telekom, such as the take up of the tender offer and the merger exchange ratio, are not yet known.

        I will begin by outlining some simplifying assumptions that are necessary at this stage to explain to you how to calculate the financial impact of the transaction on Deutsche Telekom. Again, let me emphasise, these are for illustrative purposes only.

        Currently, there are 319 million T-Online shares which are not owned by Deutsche Telekom. For illustrative purposes only, let us assume that 159.5 T-Online shares or 50% of T-Online shares will be acquired through the tender offer and the remaining 50% will be exchanged for Deutsche Telekom shares as part of the merger. In the merger, we assume, again for illustrative purposes only, a merger exchange ratio of 0.5907, which would be the exchange ratio implied by T-Online's closing price of EUR 8.99 on Friday divided by Deutsche Telekom's closing price of EUR 15.22.

        For the repurchase of Deutsche Telekom shares, we have also assumed the current market price of EUR 15.22.

Chart 4: Transaction Structure. Illustrative Analysis of Required Cash Outlay

        Based on these assumptions, let me run you through an illustrative example of how to calculate what the total cash outlay for Deutsche Telekom would be in the transaction.

        Turning first to the tender offer: the purchase of 159.5 million shares at EUR 8.99 would lead to cash costs of EUR 1.434 billion.

        And now the merger: The remaining 159.5 million shares would be exchanged for 94.2 million Deutsche Telekom shares based on an exchange ratio of 0.5907.

        These 94.2 million shares would be repurchased by Deutsche Telekom in order to eliminate the increase in shares outstanding. At a repurchase price of EUR 15.22, the costs of the repurchase would amount to EUR 1.434 billion.

        Therefore, based on this illustrative example, for the entire transaction the total cash outlay for Deutsche Telekom would be approximately EUR 2.868 billion.

Chart 5: Transaction Structure. Analysis of Financial Impact on Deutsche Telekom Earnings per Share

        Turning to the calculation of the impact of the transaction on Deutsche Telekom's earnings per share, the key point is that the share buyback we will undertake means that there will be no increase in Deutsche Telekom's shares outstanding. On this basis, we expect the transaction to have a positive impact on Deutsche Telekom's earnings per share. The current IBES consensus forecast for T-Online's 2005 net income is approximately EUR 374.5 million. Increasing our share of T-Online's net income by the 26.1% we do not own leads to an increase in group net income of Euro 97.7. This exceeds the estimated cost of financing the transaction of Euro 88.2 million by a net EUR 9.5 million, which equates to an approximate EUR 0.002 positive impact on Deutsche Telekom's EPS.

Chart 6: Transaction Structure. Indicative Timetable.

        Finally, let me summarize the key milestones of the overall transaction structure:

•	Start of voluntary cash tender offer	•	Mid/end-Nov 2004
•	Earliest date when the merger agreement, including the exchange ratio, will be made available	•	Jan 2005
•	Closing of cash tender offer	•	End-Jan 2005
•	Approval of merger by shareholders	•	By mid-2005
•	Merger expected to be completed	•	H2 2005

        Ladies and gentlemen, thank you for your attention. Kai and I would be happy to take your questions.

        This document contains forward-looking statements. Forward-looking statements are statements that are not historical facts and are identified by words such as "will," "expects," "anticipates," "plans,"

"intends," "believes" and similar expressions. Forward-looking statements are based on current plans, estimates and projections, and therefore you should not place too much reliance on them. Forward- looking statements speak only as of the date they are made, and we undertake no obligation to update any forward-looking statement in light of new information or future events, although we intend to continue to meet our ongoing disclosure obligations under the U.S. securities laws (such as our obligations to file annual reports on Form 20-F and reports on Form 6-K) and under other applicable laws. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond our control. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. These factors include, among other factors, risks and uncertainties with respect to: our expectations regarding the merger share ratio, the timing and completion of the merger and earnings improvements, synergies and other benefits expected from the merger; the timing and scope of any purchases of Deutsche Telekom AG or T-Online International AG shares by Deutsche Telekom AG; and the risk factors detailed in our Annual Report on Form 20-F as filed with the United States Securities and Exchange Commission.

        You are advised to read the prospectus regarding the business combination transaction referenced in these materials, when it becomes available, because it will contain important information. The prospectus will be filed with the Securities and Exchange Commission by Deutsche Telekom AG. You may obtain a free copy of the prospectus (when available) and other related documents filed by Deutsche Telekom AG at the Commission's website at www.sec.gov, at the SEC's public reference room located at 450 Fifth Street, NW, Washington D.C. 20549 or at one of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. When available, the prospectus and the other documents may also be obtained by contacting Deutsche Telekom AG, Attention: Investor Relations, 140 Friedrich-Ebert-Allee, 53113 Bonn, Germany.